SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 22, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 764TH BOARD OF DIRECTORS’ MEETING

On November 13, 2012, at 9:00 a.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was called to order, Mr. Edson de Oliveira Giriboni greeted everyone and justified the absence of the Board member Mr. Alexander Bialer. (...) Continuing with the meeting, Mr. Edson Giriboni moved on to the examination of item 3 of the agenda, "Approval of conditions applicable to the 17th Public Issue of Simple Debentures, pursuant to CVM Instruction 400/2003” (time: 20 minutes), and gave the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mário Azevedo de Arruda Sampaio, who presented the material based on the November 7, 2012 Board of Directors’ Proposal, Executive Board Resolution 356/2012 of November 6, 2012, Internal Notice FI 047/2012 of November 5, 2012 and the Presentation duly distributed to the Board members and filed at the Board of Directors’ office. The matter was put to discussion and vote, and the Board members unanimously approved, in accordance with Article 59, paragraph 1, of Law 6,404/76 (Brazilian Corporation Law) and pursuant to items X and XIII of Article 13 of the Company’s Bylaws, the conditions applicable to the 17th Public Issue of Simple, non-convertible, unsecured Debentures, in up to three series, pursuant to CVM Instruction 400/2003, of December 29, 2003, as amended (“Debentures” and “CVM Instruction 400”, respectively), as described below:

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

1) Issuer:  Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer” or “Company”).

2) Issue Amount: Up to one billion reais (R$1,000,000,000.00), on the Issue Date (as defined below), given that this amount may be increased by up to fifteen percent (15%) or twenty percent (20%), in view of the Overallotment Option and the Additional Lot Option, respectively, pursuant to CVM Instruction 400.

3) Overallotment Option and Additional Lot Option:  The Issuer may, at its sole discretion and in compliance with the placement regime mentioned in item 11 below, increase the number of the Debentures to be distributed by up to twenty percent (20%), based on the amount originally established for the 17th issue approved herein, without any need for filing for a new registration with the Brazilian Securities and Exchange Commission (CVM) or altering the terms of the Debenture offering, pursuant to Article 14 of CVM Instruction 400 (“Additional Lot Option”).  Without prejudice to the foregoing, to meet an eventual excess demand for the Debentures, and provided the placement regime mentioned in item 11 below is complied with, the Issuer may grant the Coordinators the option to increase the number of Debentures to be issued by up to fifteen percent (15%), based on the amount originally established for the 17th issue approved herein, as long as it complies with the same conditions and the same Remuneration of the Debentures originally offered and the Bookbuilding Process (as defined below), pursuant to Article 24 of CVM Instruction 400 (“Overallotment Option”), given that the Issuer should take all the necessary measures to carry on with the issue of said Debentures before the CVM.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

4) Number of series: The Debenture issue will be carried out in up to three series, given that the number of Debentures in each series will be defined based on the Bookbuilding Process, with the allocation into series via the communicating vessels system.

5) Type: Unsecured.

6) Issue Date: For all legal purposes, the Debentures’ issue date shall be January 15, 2013 (“Issue Date”).

7) Type, Form and Convertibility: the Debentures will be simple registered, book-entry, non-convertible into shares issued by the Issuer and without issue of certificates.

8) Number of Debentures: The Company will issue one hundred thousand (100,000) Debentures, in up to three series, without prejudice to the provisions in item 3 above. The total number of Debentures to be issued will be defined after the Bookbuilding Process, and the minimum number of the debentures to be placed, given the firm placement commitment mentioned in item 11(i) below is fifty thousand (50,000) Debentures, which would correspond to five hundred million reais (R$500,000,000.00), on the Issue Date, in accordance with the Debentures’ Nominal Unit Value (as defined below).

9) Bookbuilding Process:  The Coordinators will organize the process of collecting investment intentions, in accordance with paragraph 1 and 2 of Article 23 and Article 44 of CVM Instruction 400 (“Bookbuilding Process”), without accepting reservations, and without minimum or maximum lots, and together with the Issuer, the Coordinators will decide on (i) the Remuneration of each series of Debentures; (ii) the number of Debentures in each series; and (iii) the number of series.

10) Nominal Unit Value of the Debentures: ten thousand reais (R$10,000.00) on the Issue Date (“Nominal Unit Value”).

11) Placement Regime: (i) firm placement commitment, up to the limit of five hundred million reais (R$500,000,000.00), exclusively related to the 1st Series Debentures; and (i) best placement efforts, up to the limit of five hundred million reais (R$500,000,000.00), related to the 2nd and 3rd Series Debentures. The Debentures issued due to the exercising of the Overallotment Option and the Debentures distributed due to the Additional Lot Option will be subject to public distribution under the best placement efforts regime.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

12) Placement and Distribution: The Debentures will be distributed through a public offering, pursuant to CVM Instruction 400, with intermediation by BB – Banco de Investimento S.A. (“Leader Coordinator”) and Banco Bradesco BBI S.A. (“Bradesco BBI” and, together with the Leader Coordinator, “Coordinators”).

13) Price of Subscription and Payment: The debentures shall be subscribed and paid in full, on the primary market, as follows: (i) Debentures of the 1st Series will be subscribed and paid in at their Nominal Unit Value, plus the Remuneration of the 1st Series Debentures;  (i) Debentures of the 2nd and 3rd Series will be subscribed and paid in at their Nominal Unit Value, monetarily restated, plus the Remuneration of the 2nd Series Debentures and the Remuneration of the 3rd Series Debentures, respectively (as described below);  In both cases, Debentures will be subject to pro rata temporis Remuneration from the Issue Date up to the Date of the effective subscription and payment in full, calculated to two (2) decimal places.  The payment for the Debentures will be in cash, in local currency, through the SDT – Securities Distribution System (“SDT”), managed and run by CETIP, and/or through the DDA – Assets Distribution System (“DDA”), managed and run by the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), as of the initial distribution date.

14) Monetary Restatement: The Nominal Unit Value of Debentures of the 1st Series will not be subject to monetary restatement.  The Nominal Unit Value of Debentures of the 2nd and 3rd Series will be monetarily restated as of the Issue Date, based on the variation in the Extended Consumer Price Index – IPCA (“IPCA”), assessed and disclosed by the Brazilian Institute of Geography and Statistics – IBGE (“IPCA” and “Monetary Restatement of 2nd and 3rd Series Debentures”, respectively), and the result of the Monetary Restatement of 2nd and 3rd Series Debentures will be automatically incorporated into the Nominal Unit Value or the Balance of the Nominal Unit Value of 2nd and 3rd Series Debentures, respectively, using the formula established in the indenture.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

15) Remuneration, Calculation and Payments:

(a) Remuneration of the 1st Series Debentures:  The 1st Series Debentures will be entitled to remuneration to be defined during the Bookbuilding Process, corresponding to one hundred percent (100%) of the accrued variation of the daily Interbank Deposit Rate – DI, extra-grupo (“DI Rate”), expressed as a one-year percentage, based on a year of two hundred and fifty-two (252) business days, calculated and disclosed by CETIP on a daily basis in the bulletin available on its website (http://www.cetip.com.br), plus a maximum eighty-five hundredths of a percent (0.85%) per year, based on a year of two hundred and fifty-two (252) business days (“Remuneration of the 1st Series Debentures”).  The Remuneration of the 1st Series Debentures will be calculated exponentially and cumulatively pro rata temporis, per business day, on the Nominal Unit Value of the 1st Series Debentures or the Balance of the Nominal Unit Value of the 1st Series Debentures, from the Issue Date or the last payment date of Remuneration of the 1st Series Debentures, whichever the case.  The payments of the Remuneration of the 1st Series Debentures will be made biannually, on the 15th of January and July of each year, with the first payment due on July 15, 2013 and the last payment due on the Maturity Date of the 1st Series Debentures.

(b) Remuneration of the 2nd Series Debentures:  The 2nd Series Debentures will be entitled to remuneration that includes restatement of the Nominal Unit Value as of the Issue Date, in accordance with the accrued IPCA variation plus remunerative interest to be defined during the Bookbuilding Process, at a maximum rate of five and seventy hundredths of a percent (5.70%) per year, on the Nominal Unit Value or updated balance of the Nominal Unit Value of the 2nd Series Debentures, calculated per business day, based on a year of two hundred and fifty-two (252) business days, as of the Issue Date, calculated under a pro rata temporis capitalization regime by business days, in accordance with the calculation rules defined in said indenture (“Remuneration of the 2nd Series Debentures”).  The payments of the Remuneration of the 2nd Series Debentures will be made biannually, on the 15th of January of each year, as of the Issue Date, with the first payment due on January 15, 2014 and the last payment due on the Maturity Date of the 2nd Series Debentures.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(c) Remuneration of the 3rd Series Debentures:  The 3rd Series Debentures will be entitled to remuneration that includes restatement of the Nominal Unit Value as of the Issue Date, in accordance with the accrued IPCA variation plus remunerative interest to be defined during the Bookbuilding Process, at a maximum rate of six and fifteen hundredths of a percent (6.15%) per year, on the Nominal Unit Value or updated balance of the Nominal Unit Value of the 3rd Series Debentures, calculated per business day, based on a year of two hundred and fifty-two (252) business days, as of the Issue Date, calculated under a pro rata temporis capitalization regime per business day, in accordance with the calculation rules defined in said indenture (“Remuneration of the 3rd Series Debentures” and together with the Remuneration of the 1st Series Debentures and the Remuneration of the 2nd Series Debentures, "Remuneration of the Debentures").  The payments of the Remuneration of the 3rd Series Debentures will be made annually, on the 15th of January of each year, as of the Issue Date, with the first payment due on January 15, 2014 and the last payment due on the Maturity Date of the 3rd Series Debentures.

16) Term and Maturity Date: Except in the cases of optional acquisition, optional offer with early redemption and/or early maturity, as defined in the Issue Indenture (i) the 1st Series Debentures will mature in five (5) years as of the Issue Date, on January 15, 2018, as defined by the Issuer and the Coordinators ("Maturity Date of 1st Series Debentures”);   (ii) the 2nd Series Debentures will mature in seven (7) years as of the Issue Date, on January 15, 2020 (“Maturity Date of 2nd Series Debentures");    and (iii) the 3rd Series Debentures will mature in ten (10) years as of the Issue Date, on January 15, 2023 (“Maturity Date of 3rd Series Debentures" and together with the Maturity Date of the 1st Series Debentures and the Maturity Date of the 2nd Series Debentures, “Maturity Date of the Debentures”);

17) Guarantee: none.

18) Amortization: Except in the cases of optional acquisition, optional offer with early redemption and/or early maturity, as defined in the Issue Indenture, the amortization of the 1st Series Debentures will take place in three (3) annual, consecutive installments, as follows (i) the first installment, equal to thirty-three percent (33.00%) of the Nominal Unit Value,

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors maturing on January 15, 2016; (ii) the second installment, equal to thirty-three percent (33.00%) of the Nominal Unit Value, maturing on January 15, 2017; and (iii) the third installment, equal to the balance of the Nominal Unit Value, maturing on January 15, 2018. The amortization of the 2nd and 3rd Series Debentures will take place in two (2) and three (3) annual consecutive installments, respectively, as follows: (A) in the case of the 2nd Series Debentures, (i) the first installment, corresponding to fifty percent (50.00%) of the updated Nominal Unit Value, maturing on January 15, 2019; and (ii) the second installment, corresponding to the updated balance of the Nominal Unit Value, maturing on January 15, 2020; and (B) in the case of the 3rd Series Debentures, (i) the first installment, corresponding to thirty-three percent (33.00%) of the updated Nominal Unit Value, maturing on January 15, 2021; (ii) the second installment, equal to thirty-three percent (33.00%) of the updated Nominal Unit Value, maturing on January 15, 2022; and (iii) the third installment, equal to the updated balance of the Nominal Unit Value, maturing on January 15, 2023.

19) Payment Venue: The payments due from the Debentures will be made by the Issuer on the respective maturity date, according to the following procedures as the case may be: (a) the procedures adopted by CETIP and/or BM&FBOVESPA, for the Debentures held in electronic custody by CETIP and/or BM&FBOVESPA, as the case may be; and/or (b) the procedures adopted by the bookkeeper, for the Debentures that are not held in electronic custody by CETIP and/or BM&FBOVESPA.

20) Extended Terms: the periods for the payment of any obligation arising from the Debentures will be extended until the subsequent business day if the due date coincides with a day that is not a business or banking day in the payment location of the Debentures in the city and state of São Paulo, without any increase in the amounts to be paid, except for cases in which the payments must be made through CETIP, in which case an extension is granted only when the due date falls on a national holiday, Saturday and/or Sunday.

21) Allocation of Funds: The proceeds from the Debentures will be allocated exclusively as follows: (i) five hundred million reais (R$500,000,000.00) to the settlement of Company’s financial obligations maturing in 2013; and (ii) up to five hundred million reais (R$500,000,000.00) to the early redemption of the debentures from the Company’s 16th debenture issue or other Company debt, at its own criterion. The remaining proceeds from the issue of the Debentures, including the amounts arising from the exercising of the Overallotment Option and/or the Additional Lot Option, will be allocated to strengthen the Company’s cash flow.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

22) Registration for Placement and Trade: Debentures are registered for: (i) public distribution on the primary market through: (a) the SDT, managed and run by CETIP, with the distribution settled through CETIP, and/or (b) the DDA, managed and run by BM&FBOVESPA; and (ii) trading on the secondary market through: (a) the SND – National Debenture System (“SND”), managed and run by CETIP, with trades settled and Debentures held in custody electronically by CETIP;  and/or (b) the BOVESPA FIX System, managed and run by BM&FBOVESPA S.A., with trades settled and Debentures held in custody electronically by BM&FBOVESPA.

23) Optional Acquisition: The Company may, at any time, acquire outstanding Debentures, pursuant to the terms of paragraph 3, Article 55 of the Brazilian Corporation Law.  Debentures acquired by the Company may be: (i) canceled, through a deliberate act of the Company; (ii) held in the Company’s treasury; or (iii) once again placed on the market.  Debentures acquired by the Company and held in treasury, once placed on the market again, will be entitled to the same Remuneration as the other outstanding Debentures.

24) Optional Offer of Early Redemption: The Company may, at any time and at its sole criterion, execute a partial or total optional offer of early redemption for any of the series of Debentures, upon resolution by a Board of Directors' meeting, provided the terms and conditions established in the Debenture indenture are complied with. The optional offer of early redemption should be addressed to all Debenture holders, with no exceptions, ensuring all Debenture holders may accept the early redemption under equal conditions. Debentures redeemed in advance, in accordance with the terms of the optional offer of early redemption, will be canceled by the Issuer.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

25) Default Charges: Without prejudice to the Remuneration of the Debentures, in case of any delay in the payment of any amount due to the Debenture holders, the late payments will be subject to a fine of two percent (2%) of the amount due and overdue charges shall be calculated from the date of default to the date of effective payment, at a rate of one percent (1%) per month on the overdue amount, regardless of any notice, notification or legal or any other intervention, in addition to expenses incurred in collection.

26) Potential Early Redemption Events: the Debentures will have early redemption declared in case of the events envisaged in the Debenture indenture, as negotiated with the Coordinators.

27) Renegotiation: The debentures shall not be renegotiated.

The Board of Directors also authorized the Company's Management to take all the necessary measures related to the 17th issue of simple, unsecured, non-convertible debentures, in up to three series, provided all legal and statutory provisions are complied, including defining the number of series to be issued and establishing the remuneration and the allocation of the proceeds from the Debentures after the Bookbuilding Process to be conducted by the Coordinators, within the limits and parameters established herein. All measures already taken by Management in regard to the Company’s 17th debenture issue are hereby ratified.

(...)

These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Andrea Sandro Calabi, Alberto Goldman, Dilma Seli Pena, Heraldo Gilberto de Oliveira, Jerônimo Antunes, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch.

This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

São Paulo, November 13, 2012

Edson de Oliveira Giriboni	Sandra Maria Giannella
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 22, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.